Mail Stop 3561

September 24, 2007

<u>Via U.S. Mail</u>

Mr. Jack Friedman, Chief Executive Officer
Jakks Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265

      Re: Jakks Pacific, Inc.
               Form 10-K for the year ended December 31, 2006
               Filed March 16, 2007
               File No. 000-28104

Dear Mr. Friedman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Linda Cvrkel
                  Branch Chief